July 21, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:       Yong Kim and Gus Rodriguez

Re:	Valuence Merger Corp. I
Form 10-K for the year ended December 31, 2022
Filed on March 31, 2023
File No. 001-41304

Dear Messrs. Kim and Rodriguez:

On behalf of our client, Valuence Merger Corp. I (the “Company”), we are writing to submit the Company’s response to the comment of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated July 12, 2023 (the “Comment Letter”), with respect to the above-referenced Form 10-K (the “Form 10-K”) for the fiscal year ended December 31, 2022 filed on March 31, 2023. For ease of reference, the comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2022

Risk Factors, page 24

1. We note you provided risk factor disclosures in the Preliminary Proxy Statements filed on April 20, 2023 and April 28, 2023 to explain that you would likely be considered a “foreign person” under the regulations administered by the Committee on Foreign Investment in the United States (CFIUS), because your Sponsor is “controlled” by one or more foreign persons, such that the Sponsor’s involvement in any business combination may be a “covered transaction.” Please provide similar risk factor disclosures in your periodic reports, having a clear focus on the prospect of completing your initial business combination and the concerns referenced in each of the following points.

●	Discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company if the transaction becomes subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited.

●	Explain that as a result, the pool of potential targets with which you could complete an initial business combination may be limited.

United States Securities and Exchange Commission

July 21, 2023

●	Explain that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate.

●	Discuss the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants that would expire worthless.

Please submit the disclosures that you propose to include in your periodic reports.

Response: The Company respectfully acknowledges the Staff’s comment. Included below is a risk factor that the Company intends to disclose in its next Quarterly Report on Form 10-Q to address the revisions to the Company’s disclosure in response to the Staff’s comment:

“We may not be able to complete an initial business combination since such initial business combination may be subject to regulatory review and approval requirements, including pursuant to foreign investment regulations and review by governmental entities such as the Committee on Foreign Investment in the United States (“CFIUS”), or may be ultimately prohibited.

Our initial business combination may be subject to regulatory review and approval requirements by governmental entities, or ultimately prohibited. For example, CFIUS has authority to review certain direct or indirect foreign investments in U.S. companies. Among other things, CFIUS is empowered to require certain foreign investors to make mandatory filings, to charge filing fees related to such filings, and to self-initiate national security reviews of foreign direct and indirect investments in U.S. companies if the parties to that investment choose not to file voluntarily. If CFIUS determines that an investment threatens national security, CFIUS has the power to impose restrictions on the investment or recommend that the President prohibit it or order divestment. Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on, among other factors, the nature and structure of the transaction, the nationality of the parties, the level of beneficial ownership interest and the nature of any information or governance rights involved.

The Company is organized in the Cayman Islands. VMCA Sponsor, LLC (the “Sponsor”) is a Cayman Islands-organized entity that is ultimately jointly owned and controlled by four individuals, three of whom are foreign nationals (one Canadian and two South Korean). As such, an initial business combination with a U.S. business or a foreign business with U.S. operations that we may wish to pursue may be subject to CFIUS review.

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United States Securities and Exchange Commission

July 21, 2023

For so long as the Sponsor retains a material ownership interest in us, we may be deemed a “foreign person” under the regulations relating to CFIUS. As such, an initial business combination with a U.S. business or foreign business with U.S. operations that we may wish to pursue may be subject to CFIUS review. If a particular proposed initial business combination with a U.S. business falls within CFIUS’s jurisdiction, we may determine that we are required to make a mandatory filing or that we will submit to CFIUS review on a voluntary basis, or to proceed with the transaction without submitting to CFIUS and risk CFIUS intervention, before or after closing the transaction. In such circumstances, CFIUS may decide to delay or recommend that the President of the United States block our proposed initial business combination, require conditions with respect to such initial business combination or recommend that the President of the United States order us to divest all or a portion of the U.S. target business of our initial business combination that we acquired without first obtaining CFIUS approval, which may limit the attractiveness of, or delay or prevent us from pursuing, certain target companies that we believe would otherwise be beneficial to us and our shareholders. In addition, certain types of U.S. businesses may be subject to rules or regulations that limit or impose requirements with respect to foreign ownership. If CFIUS determines it has jurisdiction, CFIUS may decide to recommend a block or delay our initial business combination, or require conditions with respect to it, which may delay or prevent us from consummating a potential transaction.

The process of government review, whether by CFIUS or otherwise, could be lengthy. Because we have only a limited time to complete our initial business combination, our failure to obtain any required approvals within the requisite time period may require us to liquidate. If we are unable to consummate our initial business combination within the applicable time period required, including as a result of extended regulatory review, we will, as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares for a pro rata portion of the funds held in the trust account and as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, our shareholders will miss the opportunity to benefit from an investment in a target company and the potential appreciation in value of such investment. Additionally, our warrants will become worthless.”

Exhibits, Financial Statement Schedules, page 80

2. We note that the certifications you have filed as exhibits 31.1 and 31.2 with your annual report and subsequent interim report do not include all of the language regarding internal controls over financial reporting that is prescribed by Item 601(b)(31) of Regulation S-K. For example, the certifications filed with your annual report omit required language from the introductory portion of paragraph 4, while the certifications filed with your interim report omit required language from paragraph 4(b). Please file amendments to your Form 10-K and subsequent interim report on Form 10-Q to include certifications from your Chief Executive and Chief Financial officers having all of the required language. Your amendments should each also include an explanatory note and updated signature pages along with all required content.

Response: In response to the Staff’s comment, the Company has revised Exhibits 31.1 and 31.2 of the Form 10-K and refiled such exhibits with Amendment No. 1 to the Form 10-K. The Company has also revised Exhibits 31.1 and 31.2 of its Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 and refiled such exhibits with an amendment to that filing.

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United States Securities and Exchange Commission

July 21, 2023

Please do not hesitate to contact Elliott Smith at (202) 819-7644 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

cc:	Sungwoo (Andrew) Hyung, Valuence Merger Corp. I

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